Exhibit 10.14

Prospect Venture Partners

February 25, 2004

HIGHLY CONFIDENTIAL

TO BE READ BY ADDRESSEE ONLY

Mr. Jeffrey Hatfield

Dear Jeff:

As you are no doubt aware, all of us have greatly enjoyed our interactions with you and have developed a deep respect for your talents. As such we are delighted to convey this offer to join Concurrent Pharmaceuticals as its President and Chief Executive Officer. We believe that you will be an outstanding CEO and that Concurrent, with the addition of the ART assets and your leadership, has tremendous growth potential. We sincerely look forward to working with you and, as such, on behalf of the Board of Directors, we would like to officially extend an offer of employment to you to become the President, Chief Executive Officer and member of the Board of Directors.

As we have discussed, we look to you to provide the leadership and strategic direction of Concurrent. To that end, you will be responsible for all facets of the company’s operations, including research and development, finance, business development, human resources, regulatory affairs and, eventually, sales, marketing and manufacturing. It is an exciting time to lead this company, given the opportunities that the company is addressing. In your role as CEO, you will report to the Concurrent Board of Directors. Your individual compensation package, as outlined below, includes a variety of features which we believe will make your transition to the Philadelphia Area easier, both personally and professionally. Our overriding interest is to make sure you are intensely focused on, and handsomely rewarded for, the company’s success.

The Compensation Package

Your starting salary will be at an annualized rate of Three Hundred Fifty Thousand Dollars ($350,000), minus customary deductions for federal and state taxes and the like, payable on regular company pay days. Your salary level will be reviewed annually throughout your employment with the company during the company’s regular performance review process.

In addition, you will be eligible for an annual performance bonus targeted at Forty Percent (40%), minus customary deductions for federal and states taxes and the like, based on the achievement of company-wide and individual performance goals, at the discretion of the Board of Directors. The annual performance bonus can be paid in either cash or company stock, as determined by the Board of Directors, but in no case will less than 50% of the actual bonus be paid in cash. Additionally, your bonus will be guaranteed for the first year of employment.

435 TASSO STREET, SUITE 200 • PALO ALTO, CALIFORNIA 94301

PHONE (650) 327-8800    FAX (650) 324-8838

You will receive, upon your first day of employment a $25,000 signing bonus, minus customary deductions for federal and states taxes and the like, such bonus to be repaid if you voluntarily terminate your employment at Concurrent within 9 months of the date of this letter.

You will initially be granted an option to purchase Six Percent (6.0%) of Concurrent’s fully diluted stock after the financings associated with the ART assets completed no later than September 1, 2004. This option will vest in the following manner over the four year period commencing on your start date: (i) Twenty Five Percent (25%) of this grant will vest after twelve months and (ii) the balance of the grant will vest ratably over the following thirty six (36) months, subject to the terms of the Concurrent Stock Option Plan.

In addition to the foregoing stock options, you will be eligible to receive additional stock options to be granted from time-to-time at the discretion of the Board of Directors.

The company will pay or reimburse you, upon the presentation of appropriate quotes or invoices, for out of pocket direct moving costs incurred by you in connection with your relocation from New Jersey to the greater Philadelphia Area, up to a maximum total of $100,000.

In addition, the company will provide you with a Mortgage Assistance Program to assist in your relocation to the Philadelphia Area. Under this program the company will make a monthly payment, minus customary deductions for federal and state taxes and the like, equal to the monthly principal and interest payment payable by you in respect of up to $500,000 in principal amount under a 30 year, fixed-rate or variable rate mortgage each month you are employed by the company through four (4) years from the date of purchase of a primary residence in the Philadelphia Area, with such money to be used for mortgage differential payments (and upon your provision to the company of reasonable documentation demonstrating such differential) in the event that you purchase a primary residence in the Philadelphia Area that is more expensive than the sale price of your current primary residence.

In addition, the company will pay for three (3) house hunting trips and will provide a short term rental, up to six (6) months, until you are able to move your primary residence. The company will pay up to Two Thousand Five Hundred Dollars ($2,500) for such rental monthly.

You may also participate in Concurrent’s standard employee benefits program, to the extent permissible under the relevant plans.

The company will provide a separation clause that if you are terminated without cause (to be defined), you will be eligible for a continuation of twelve (12) months salary plus payment of a bonus payment equal to the bonus earned in the preceding year.

Stock options granted hereunder will have a Change in Control provision which shall stipulate that if there is a change in control of the ownership of the company via a merger, acquisition or similar combination and you do not continue thereafter to have similar responsibilities in the company or you are required to move your office more than fifty (50) miles from its location prior to such change, all unvested stock options will have their remaining vesting schedule accelerated so that all stock options are fully vested.

Your right to receive accelerated vesting and severance payments pursuant to the preceding two paragraphs shall be subject to the condition that you execute a full release and waiver of all claims against the company and related parties, in a form acceptable to the company.

You will be required to sign a confidentiality agreement, which includes provisions relating to confidentiality of certain information, ownership of inventions, and restrictions on certain activities in order to protect the company’s confidential information, trade secrets and goodwill, Such an agreement is signed by all Concurrent employees.

This letter constitutes our entire offer regarding the terms and conditions of your prospective employment with Concurrent. It supercedes any prior agreements, or other promises or statements (whether oral or written) regarding your proposed employment with the company. The terms of your employment shall be governed by the law of the State of Pennsylvania and any disputes shall be resolved in a court of competent jurisdiction in Pennsylvania. This offer will expire if not accepted by March 5, 2004, or if you do not commence fulltime employment with the company within 30 days after such acceptance. We look forward to receiving your signed acceptance of this offer prior to March 5.

Finally, we would like to impress upon you how excited we are to work with you in order to make Concurrent an enormous success.

With best regards,

/s/ Bryan Roberts	/s/ Eugene Cordes	/s/ James Tananbaum
Bryan Roberts	Eugene Cordes	James Tananbaum
General Partner	Chairman	Managing Director
Venrock Associates	Concurrent Pharmaceuticals	Prospect Venture Partners

	/s/ Jeffrey Hatfield	3-4-04
Agreed to and accepted:	Jeffrey Hatfield	Date